      As filed with the Securities and Exchange Commission on June 10, 2002

                                                      Registration No. 333-86088

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            CHATEAU COMMUNITIES, INC.
             (Exact name of Registrant as specified in its charter)

                 MARYLAND                                    38-3132038
     (State or other jurisdiction of                       (IRS Employer
      incorporation or organization)                    Identification No.)

                             6160 SOUTH SYRACUSE WAY
                        GREENWOOD VILLAGE, COLORADO 80111
                                 (303) 741-3707
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                GARY P. MCDANIEL
                             CHIEF EXECUTIVE OFFICER
                             6160 SOUTH SYRACUSE WAY
                        GREENWOOD VILLAGE, COLORADO 80111
                                 (303) 741-3707
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                             JAY L. BERNSTEIN, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of the Registration Statement as determined by market conditions.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / / ________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
         PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS CONSTITUTING A PART OF THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS AND RELATES TO SECURITIES OF CHATEAU COMMUNITIES, INC. REGISTERED PURSUANT TO REGISTRATION STATEMENTS ON FORM S-3 (REGISTRATION NOS. 333-28703, 333-74399 AND 333-39228).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                    SUBJECT TO COMPLETION, DATED June 10, 2002

PROSPECTUS



                                5,326,728 SHARES


                            CHATEAU COMMUNITIES, INC.


                                  COMMON STOCK

This Prospectus relates to the offer and sale from time to time of up to 5,326,728 shares of our common stock by the stockholders listed below under "Selling Stockholders." We may issue the 5,326,728 shares of our common stock to the selling stockholders in exchange for their 5,326,728 units of limited partner interest in CP Limited Partnership, our operating partnership.

The selling stockholders own units of limited partner interest ("OP Units") in CP Limited Partnership that are convertible into shares of our common stock that we have reserved for issuance and to which this Prospectus relates. We are registering the shares in order to permit secondary trading of such shares. However, the registration of these shares does not necessarily mean that the selling stockholders will sell such shares.
The selling stockholders may offer their shares of common stock through public or private transactions on the New York Stock Exchange where our common stock is listed for trading under the symbol "CPJ," in other markets where our common stock may be traded or in negotiated transactions. On May 21, 2002, the closing price of our shares of common stock on the New York Stock Exchange was $30.15. We will not receive any of the proceeds from the sale by the selling stockholders and we are paying the costs of preparing and filing the Registration Statement of which this Prospectus is a part.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                     THE DATE OF THIS PROSPECTUS IS , 2002.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

          CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

         Certain information both included and incorporated by reference in this Prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," or "project" or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts), availability of capital, interest rates, competition, supply and demand for properties in our current and proposed market areas and general accounting principles, policies and guidelines applicable to real estate investment trusts. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference in this Prospectus.

                                   THE COMPANY

         We are a self-administered and self-managed equity real estate investment trust and the largest owner/manager of manufactured home communities in the United States. At December 31, 2001, we owned and operated 217 manufactured home communities located in 33 states, with an aggregate of 70,723 homesites. At December 31, 2001, the total occupancy rate for our homesites, including properties under development, was approximately 88.3%, and the occupancy rate for our stabilized property portfolio was approximately 92.5%. In addition, we currently fee manage approximately 8,118 residential homesites in 38 communities, and conduct manufactured home sales and brokerage activities through our taxable subsidiary, Community Sales, Inc.

         We conduct substantially all of our activities through CP Limited Partnership, a Maryland limited partnership (the "Operating Partnership"). At December 31, 2001, we owned, directly and through ROC Communities, Inc. (the other general partner of the Operating Partnership), an approximate 83% general partner interest in the Operating Partnership. As general partners of the Operating Partnership, we and ROC Communities have unilateral control and complete responsibility for the management of the Operating Partnership and over each of the manufactured home communities. Our common stock is listed on the New York Stock Exchange under the Symbol "CPJ."

         Our executive and principal property management offices, and that of the Operating Partnership, are located at 6160 South Syracuse Way, Greenwood Village, Colorado 80111 and our telephone number is (303) 741-3707. We both have regional property management offices in Clinton Township, Michigan; Indianapolis, Indiana; Tampa, Florida; and Atlanta, Georgia.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds of sales of the shares of our common stock by the selling stockholders.

                          DESCRIPTION OF CAPITAL STOCK

STOCK -- GENERAL

         Our Articles of Amendment and Restatement, as amended and supplemented, allow us to issue up to 92,000,000 shares of capital stock, currently consisting of 90,000,000 shares of common stock (par value $.01 per share), of which, at December 31, 2001, 29,188,440 shares were issued and outstanding, and 2,000,000 shares of preferred stock (par value $.01 per share), of which, at December 31, 2001, 1,500,000 shares have been designated as 8.125% Series A Cumulative Redeemable Preferred Stock. None of the shares of preferred stock have been issued. Under our stock option and incentive plans, as of December 31, 2001, we had reserved for issuance up to 1,828,937 shares of common stock. In addition, we have reserved for issuance 5,833,263 shares of common stock upon the conversion of outstanding OP Units. The 1,500,000 shares of series A preferred stock have been reserved for issuance upon exchange of 1,500,000 units of an equivalent series of preferred partner interests issued by the Operating Partnership. Our board of directors may classify or reclassify any authorized but unissued shares of capital stock into one or more classes or series (including classes or series of preferred stock) and establish the terms of such classes or series. Under Maryland law, stockholders generally are not liable for a corporation's debts or obligations. The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in the following documents:
(i) our Articles of Amendment and Restatement and (ii) our By-Laws, which documents are exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

         The following description of our common stock sets forth certain general terms and provisions of the common stock which may be offered by the selling stockholders listed below from time to time hereunder. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of our Articles of Amendment and Restatement and By-Laws. Our common stock is listed on the New York Stock Exchange under the symbol "CPJ." The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

         All shares of common stock offered hereby will, when issued, be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of our Articles of Amendment and Restatement regarding "Excess Stock" (as defined below), holders of shares of common stock will be entitled to receive dividends on such stock if, as and when authorized and declared by our board of directors out of assets legally available therefor and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all our known debts and liabilities. We currently pay quarterly dividends to holders of common stock.

         Subject to the provisions of our Articles of Amendment and Restatement regarding Excess Stock, the holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. In the election of directors, the holders of common stock are entitled to one vote per share for each director to be elected, but there is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

         The holders of shares of common stock have no conversion, sinking fund, redemption or preemptive rights to subscribe for any of our securities.

         Subject to the provisions of our Articles of Amendment and Restatement regarding Excess Stock, shares of common stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

         Pursuant to Maryland law, a corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's charter. Our Articles of Amendment and Restatement do not provide for a lesser percentage in such situations.

                    RESTRICTIONS ON TRANSFER OF CAPITAL STOCK

         For us to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, our shares of common stock must be beneficially owned by 100 or more persons during at least 335 days of the taxable year of 12 months (other than our first taxable year as a real estate investment trust) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the last half of a taxable year (other than our first taxable year as a real estate investment trust).

         Because our board of directors believes it is essential for us to continue to qualify as a real estate investment trust, the Articles of Amendment and Restatement, subject to certain exceptions, provides that, except as otherwise provided below, no holder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 7% (the "Ownership Limit") of the number or value of our issued and outstanding stock (or such greater percentage up to 9.8% as shall be determined by the board of directors). Our board of directors, upon receipt of a ruling from the IRS and upon such other conditions as the board of directors may direct, may also exempt a proposed transferee from the Ownership Limit. Any transfer of shares of common stock or preferred stock that would (i) create a direct or indirect ownership of shares of stock in excess of the Ownership Limit, (ii) result in the shares of stock being owned by fewer than 100 persons, or (iii) result in us being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code, shall be null and void, and the intended transferee will acquire no rights to the shares. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a real estate investment trust.

         Our Articles of Amendment and Restatement exclude each of John A. Boll and J. Peter Ministrelli (and certain persons related to each of them) from the Ownership Limit up to a maximum level of 14.1% and 10.0%, respectively.

         Any purported transfer of shares that would result in a person owning shares of capital stock in excess of the Ownership Limit or cause us to become "closely held" under Section 856(h) of the Internal Revenue Code that is not otherwise permitted as provided above will constitute excess shares ("Excess Stock"), and shall be deemed to have been transferred to such person or persons (who are unaffiliated with us and the purported transferee), as designated from time to time by us, who shall serve as Trustee or Co-Trustees, as the case may be, of a Trust for the exclusive benefit of one or more organizations described in Sections 170(b)(1)(A) and 170(c) of the Internal Revenue Code, as Beneficiary of such Trust, as defined under the Internal Revenue Code. While this Excess Stock is held in trust, any dividends or other distributions shall be paid to the Trustee and the Trustee shall be deemed to hold an irrevocable proxy to vote the shares. Subject to the Ownership Limit, the Excess Stock may be retransferred by the trustee to any person (if the Excess Stock would not be Excess Stock in the hands of such person). The Purported Beneficial Transferee, as defined under the Internal Revenue Code, shall receive the lesser of (i) the price per share which such Purported Beneficial Transferee paid for the common stock or preferred stock, as the case may be, in the purported Transfer that resulted in the Excess Stock or, if the Purported Beneficial Transferee did not give value for such Excess Stock (through a gift, devise or other transaction), a price per share equal to the market price for the shares of the Excess Stock on the date of the purported Transfer that resulted in the Excess Stock, and
(ii) the price per share received by the Trustee from the sale or other disposition of the shares of Excess Stock held by the Trust. Any proceeds in excess of the amount payable to the Purported Beneficial Transferee shall be payable to the Beneficiary.

         If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at our option, to have acted as our agent in acquiring such Excess Stock and to hold such Excess Stock on our behalf.

         In addition, Excess Stock shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created such Excess Stock (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price of the common stock or preferred stock to which such Excess Stock relates on the date we, or our designee, accept such offer. We shall have the right to accept such offer for a period of 90 days after the later of (i) the date of the Transfer which resulted in such

Excess Stock and (ii) the date our board of directors determines in good faith that a Transfer resulting in Excess Stock has occurred, if we do not receive a notice of such Transfer.

         All certificates representing shares of stock will bear a legend referring to the restrictions described above.

         All persons who own directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% (or such other percentage between 1/2 of 1% and 5%, as provided in the rules and regulations promulgated under the Internal Revenue Code) of the number or value of the outstanding shares of our stock must give written notice of such ownership to us by January 31 of each year. In addition, each stockholder shall upon demand be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares of common stock or preferred stock as our board of directors deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a real estate investment trust, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

         These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of common stock or preferred stock (if issued and outstanding) might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                              SELLING STOCKHOLDERS

         The shares of common stock offered by this Prospectus may be offered from time to time by the selling stockholders named below. The following table sets forth the name of the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders, the number of shares of common stock offered by the selling stockholders and the number and percentage of shares of common stock beneficially owned by the selling stockholders upon completion of the offering of the shares. Because the selling stockholders may sell all, some or none of their shares of common stock being registered hereby, no estimate can be made of the actual aggregate number of shares that will be sold hereby.

                                                                                         Common Stock Owned After
                                                                                                 Offering
                                                                                         ------------------------
                                                  Number of Shares of
                                                  Common Stock Owned                      Number       Percentage
                                                       Prior to         Registered          of             of
                     Name                             Offering(1)         Shares         Shares(2)      Shares(3)
                     ----                             -----------         ------         ---------      ---------
Pasquale R. Acciavatti                                     3,188            3,188                0           *
BBC-Williams Family Living Trust dtd 9/29/87             272,939          272,939                0           *
BADCO Investments, L.L.C                                   2,988            2,988                0           *
James C. Beachum Trust                                     8,908            8,908                0           *
Richard J. Blair                                             363              363                0           *
John A. Boll                                             685,482          685,482                0        2.35%
Sean Breslin                                              21,564           21,564                0           *
Diane K. Burgett                                           6,450            5,965              485           *
Kevin H. Burke                                                25               25                0           *
Edwin J. Busch, Jr                                            91               91                0           *
Gary Carmell                                              21,564           21,564                0           *
C.G.C. Properties I L.L.C                                135,706          135,706                0           *
C.G.C. Properties II L.L.C                                96,307           96,307                0           *
C.G.C. Properties III L.L.C                               78,311           78,311                0           *
Jim Clayton Trust                                        147,505          147,505                0           *
Clayton, Williams & Sherwood Financial Group 80           18,978           18,978                0           *
Clayton, Williams & Sherwood Financial Group 90            2,075            2,075                0           *
Clayton, Williams & Sherwood Financial Group 92            2,751            2,751                0           *
Coral Cay, LLC                                           474,280          474,280                0        1.62%

                                                                                         Common Stock Owned After
                                                                                                 Offering
                                                                                         ------------------------
                                                  Number of Shares of
                                                  Common Stock Owned                      Number       Percentage
                                                       Prior to         Registered          of             of
                     Name                             Offering(1)         Shares         Shares(2)      Shares(3)
                     ----                             -----------         ------         ---------      ---------
Creative Wealth Strategies - Williams Group              106,399          106,399                0           *
Curtis Living Trust                                        2,784            2,784                0           *
Carol Dines                                                9,309            9,309                0           *
Joseph Dresner                                           258,246          258,246                0           *
Milton Dresner, Trustee                                  210,041          210,041                0           *
Sol Dresner, Trustee                                       6,167            6,167                0           *
Sandra L.R. Durand                                        11,254           11,254                0           *
William and Cathy Eisenberg                                4,806            4,806                0           *
Robert L. & Wanda Gavette                                 14,938           14,938                0           *
Gelderland-Cresthill, L.L.C                                7,003            7,003                0           *
Thomas J. Gibson                                              91               91                0           *
F. Peter Herfurth                                         40,014           40,014                0           *
Robert W. Hoffman, Trustee                               120,732          120,732                0           *
Jeffrey L. Howard                                         38,828           38,828                0           *
Hoyt Family LLP                                           34,345           34,345                0           *
Patricia Jean Hurd                                        13,494           13,494                0           *
Lyle E. Jensen                                               182              182                0           *
Paul C. Kanavos Investment, Ltd.                          74,973           74,973                0           *
Peter J. Kanavos, Jr. Investment, Ltd.                    74,971           74,971                0           *
George Kloote                                             40,618           40,618                0           *
Koster Land Company, LLC                                  32,958           32,958                0           *
Robert Land                                               97,193           97,193                0           *
Ruth Land                                                 42,647           42,647                0           *
Cameron Lombard Revocable Trust U/A/D 7/11/98             23,987           23,987                0           *
Leonard Maas                                             134,958          134,958                0           *
Steven Maas                                              125,076          125,076                0           *
Thomas Maas                                              125,076          125,076                0           *
Alla Makaroff                                                100              100                0           *
William A. Marovitz                                       18,663           18,663                0           *
McFerren Garvey Co.                                           50               50                0           *
The Donald E. Miller Trust                                   182              182                0           *
Gerald P. Miner Living Trust                              10,445            3,135            7,310           *
Diane Morris                                                  50               50                0           *
Bernard Murphy                                                20               20                0           *
Waldo Neikirk Trust U/T/D                                  2,784            2,784                0           *
Delbert L. & Kristine A. Peterson                            182              182                0           *
D. Edwin Preshaw Trust I                                      50               50                0           *
Marshall P. Reich                                             91               91                0           *
Richard A. Roeser Trustee                                  8,648            8,273              375           *
Edward L. Ruby Trustee                                   119,714          119,714                0           *
William A. Saba                                           67,091           67,091                0           *
Edward A. Scott                                            5,855            5,855                0           *
LaVerne V. & LaVerne E. Seda                                 100              100                0           *
Sherwood Newport Capital Group                           106,399          106,399                0           *
Joseph H. Sherwood                                        27,616           27,616                0           *
Joseph H. III and Laura G. Sherwood JTWROS                15,513           15,513                0           *
Steven Sherwood Trust dtd 9/8/94                         302,856          302,856                0        1.04%
Steven J. Sherwood                                        15,232           15,232                0           *
Tana J. Sherwood Trust                                   147,636          147,636                0           *
Zachary Sherwood Irrevocable Trust dtd 9/8/98             22,744           22,744                0           *
Armand Smith                                              10,000           10,000                0           *
Scott Steinhauer Family Trust                                 50               50                0           *
Mary Stobie                                                   50               50                0           *
Nathan Stone Trust                                         7,475            7,475                0           *
Phyllis Stone Trust                                        7,472            7,472                0           *
Joseph Tamsberg                                          396,475          396,475                0        1.36%
Alex Terick, Revocable Trust                              15,860           15,860                0           *
Regina S. Terick, Revocable Trust                         15,860           15,860                0           *
Transaction Management, Inc.                              16,879           16,879                0           *
Glen A. & Mary P. Tripp                                       50               50                0           *

                                                                                         Common Stock Owned After
                                                                                                 Offering
                                                                                         ------------------------
                                                  Number of Shares of
                                                  Common Stock Owned                      Number       Percentage
                                                       Prior to         Registered          of             of
                     Name                             Offering(1)         Shares         Shares(2)      Shares(3)
                     ----                             -----------         ------         ---------      ---------
Wells Enterprises, Inc.                                      182              182                0           *
Lawrence J. Wiegand Trust                                 15,995           15,995                0           *
Byron L. Williams                                         42,036            9,481           32,555           *
James A. Williams                                        336,483          336,483                0        1.15%



                                                       ---------        ---------        ---------
Total                                                  5,367,453        5,326,728           40,725
                                                       =========        =========        =========

* The percentage of shares to be held by each selling stockholder will be less than 1%.

(1) The number set forth in this column is the number of shares of common stock held by the selling stockholders and/or the number of shares of common stock that would be received upon a conversion, on a one-for-one basis, of OP Units held by the selling stockholders.

(2) Assumes that all shares of common stock being registered hereunder are sold, although the selling stockholders are not obligated to sell any such shares of common stock.

(3) Based upon 29,188,440 shares of common stock outstanding as of December 31, 2001.

                              PLAN OF DISTRIBUTION

         This Prospectus relates to the possible offer and sale from time to time of any shares of common stock by the selling stockholders. We have registered the shares for resale to provide the selling stockholders with freely tradeable securities. However, registration of the shares of common stock does not necessarily mean that the selling stockholders will offer or sell any of the shares. We will not receive any proceeds from the offering or sale of shares by the selling stockholders.

         The selling stockholders may from time to time offer the shares registered hereby in one or more transactions (which may involve block transactions) on the New York Stock Exchange or otherwise, in special offerings, exchange distributions or secondary distributions pursuant to and in accordance with the rules of the New York Stock Exchange, where our common stock is listed for trading, in the over-the-counter market, in negotiated transactions, through the writing of options on the shares registered hereby (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         To the extent required at the time a particular offer of shares is made, a Prospectus Supplement will be distributed that will set forth the names of any underwriters, dealers or agents and any commissions and other terms constituting compensation from such selling stockholders and any other required information.

         The selling stockholders may effect such transactions by selling shares to or through broker-dealers or through other agents, and such broker-dealers or agents may receive compensation in the form of commissions from the selling stockholders, which will not exceed those customary in the types of transactions involved, and/or the purchasers of shares for whom they may act as agent. The selling stockholders and any dealers or agents that participate in the distribution of shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

         In the event of a "distribution" of the shares, the selling stockholders, any selling broker-dealer or agent and any "affiliated purchasers" may be subject to Rule 102 under the Exchange Act, which would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until their participation in that distribution is completed.

         In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion describes the material federal income tax considerations relating to the taxation of us as a REIT, and the ownership and disposition of our common stock. This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

         The discussion in this section is based on the Internal Revenue Code, current, temporary and proposed regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions. The reference to Internal Revenue Service interpretations and practices includes Internal Revenue Service practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this Prospectus. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law, or adversely affect existing interpretations of existing law, on which the information in this section is based. Any change of this kind could apply retroactively to transactions preceding the date of the change.

         Each prospective stockholder is advised to consult with his or her own tax advisor to determine the impact of his or her personal tax situation on the anticipated tax consequences of the acquisition, ownership and sale of our common stock. This includes the federal, state, local, foreign and other tax consequences of the acquisition, ownership and sale of our common stock, and the potential changes in applicable tax laws.

TAXATION OF THE COMPANY

         General. We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1994. We believe that we have been organized and have operated in a manner so as to qualify for taxation as a REIT under the Internal Revenue Code, and we intend to continue to operate in such a manner. No assurance, however, can be given that we in fact have qualified or will remain qualified as a REIT. Qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, the various requirements under the Internal Revenue Code, as described in this Prospectus, with regard to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels, and our diversity of stock ownership. While we believe we have operated, and intend to continue to operate, so as to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we have satisfied such requirements or will continue to do so. For a discussion of the tax consequences of the failure to qualify as a REIT, see " -- Taxation of the Company -- Failure to Qualify."

         In the opinion of Clifford Chance Rogers & Wells LLP, our counsel ("Counsel"), commencing with our taxable year ended December 31, 1993, we have been organized and operated in conformity with the requirements for qualification as a REIT under the Internal Revenue Code and our proposed method of operation will enable us to continue to meet the requirements for qualification as a REIT under the Internal Revenue Code. It must be emphasized that Counsel's opinion is based on various assumptions and is conditioned upon certain representations made by us as to factual matters. In addition, Counsel's opinion is based upon factual representations by us concerning our business and properties and the business and properties of the Operating Partnership.
Unlike a tax ruling, an opinion of counsel is not binding upon the Internal Revenue Service and no assurance can be given that the Internal Revenue Service will not challenge our status as a REIT. Moreover, such qualification and taxation as a REIT depend upon our ability to meet, through actual annual operating results, the various requirements under the Internal Revenue Code, as described in this Prospectus, with regard to, among other things, the sources of our gross income, the composition and value of our assets, our distribution levels, and our diversity of stock ownership, the results of which will not be reviewed by Counsel. Accordingly, no assurance can be given that the actual results of our operation for any taxable year will satisfy such requirements. For a discussion of the tax consequences of the failure to qualify as a REIT, see "-- Taxation of the Company -- Failure to Qualify."

         The sections of the Internal Revenue Code and the corresponding regulations that govern the federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.


         In any year in which we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our REIT taxable income that we currently distribute to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from the use of corporate investment vehicles. However, we will be subject to federal income tax as follows:

         - We will be taxed at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains; provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

         - Under some circumstances, we (or our stockholders) may be subject to the "alternative minimum tax" due to our items of tax preference and alternative minimum tax adjustments.

         - If we have net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

         - Our net income from "prohibited transactions" will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business.

         - If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because certain other requirements are satisfied, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% test for the taxable year or (2) the amount by which 90% of our gross income exceeds the amount of our income qualifying under the 95% test for the taxable year, multiplied in either case by a fraction intended to reflect our profitability.

         - We will be subject to a 4% excise tax on the excess of the required distribution amount over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid. The required distribution amount for any calendar year is equal to the sum of (a) 85% of our REIT ordinary income for the year; (b) 95% of our REIT capital gain net income for the year; and (c) any undistributed taxable income from prior taxable years.

         - We will be subject to a 100% penalty tax on amounts received (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us, our tenants and/or a taxable REIT subsidiary of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

         - If we acquire any assets from a taxable "C" corporation in a carryout basis transaction, we could be liable for specified tax liabilities inherited from that "C" corporation with respect to that corporation's "built-in gain" in its assets. Built-in gain is the amount by which an asset's fair market value exceeds its adjusted tax basis. Applicable Treasury regulations, however, allow an acquiring REIT to avoid the recognition of gain and the imposition of corporate level tax with respect to a built-in gain asset acquired from a "C" corporation, unless and until the REIT disposes of that built-in gain asset during the 10-year period following its acquisition, at which time the REIT would recognize, and would be subject to, the highest regular corporate rate of tax on, the built-in gain (unless an election is made to have such gain taxed currently).

         Furthermore, notwithstanding our status as a REIT, we may also have to pay (i) certain state and local income taxes, because not all states and localities treat REITs the same as they are treated for federal income tax purposes, and (ii) certain foreign taxes to the extent that we own assets or conducts operations in foreign jurisdictions. Moreover, each of our taxable REIT subsidiaries (as further described below) is subject to corporate income tax on its net income.

         Requirements for Qualification as a REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association --

         (1)      that is managed by one or more trustees or directors;

         (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

         (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

         (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

         (5) the beneficial ownership of which is held by 100 or more persons;

         (6) of which not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) after applying certain attribution rules;

         (7) that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked; and

         (8) that meets other tests, described below, regarding the nature of its income and assets.

         Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months, other than the first taxable year for which an election to become a REIT is effective. Condition (6) must be met during the last half of each taxable year other than the first taxable year for which an election to become a REIT is effective. For purposes of determining stock ownership under condition
(6), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Internal Revenue Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6). We believe that we have issued sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter contains restrictions regarding the transfer of shares of our stock that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions
(5) and (6) above. These restrictions, however, may not ensure that we will always be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.

         If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our common stock requesting information regarding the actual ownership of the common stock, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement.

         In addition, we must satisfy all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the recordkeeping requirements of the Internal Revenue Code and regulations promulgated thereunder.

         Taxable REIT Subsidiaries. To qualify as a "taxable REIT subsidiary," an entity must be taxable as a corporation and must satisfy the following additional requirements:

         - a REIT must own an interest in the entity, whether directly or indirectly;

         - the entity must elect, together with the REIT that owns its stock, to be treated as a taxable REIT subsidiary under the Internal Revenue Code; and

         - the entity must not directly or indirectly operate or manage a lodging or health care facility or, generally, provide to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated.

         A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary of ours owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation.

         A taxable REIT subsidiary is subject to regular federal income tax, and state and local income tax, where applicable, as a regular "C" corporation.

         Certain restrictions imposed on taxable REIT subsidiaries are intended to ensure that such entities will be subject to an appropriate level of federal income taxation. First, a taxable REIT subsidiary may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the taxable REIT subsidiary's adjusted taxable income for that year (although the taxable REIT subsidiary may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if a taxable REIT subsidiary pays interest, rent or another amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm's length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We believe that all transactions between us and our taxable REIT subsidiaries will be entered into at arm's length. There can be no assurance, however, that the limitation on interest deductions applicable to taxable REIT subsidiaries will not apply to the interest payments made to us by our taxable REIT subsidiaries, resulting in an increase in the corporate tax liability of each such subsidiary. Moreover, there can be no assurance that the terms establishing the payments made by the taxable REIT subsidiary to us will not result in the imposition of the 100% excise tax to a portion of any such payment.

         Qualified REIT Subsidiaries. If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," the separate existence of that subsidiary is disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself.

         Income Tests. In order to maintain our qualification as a REIT, we must satisfy two gross income requirements, which are applied on an annual basis. First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property or from some types of temporary investments. Income from investments relating to real property or mortgages on real property includes "rents from real property," gains on the disposition of real property, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property. Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (1) dividends, (2) interest, (3) some payments under hedging instruments and (4) gain from the sale or disposition of stock, securities, or some hedging instruments.

         Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage of percentages of receipts or sales. Second, rents received by us from a "related party tenant" will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

         Generally, for rents to qualify as "rents from real property" for purposes of the gross income tests, we are only allowed to provide services that are both "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." Income received from any other service will be treated as "impermissible tenant service income" unless the service is provided through an independent contractor that bears the expenses of providing the services and from whom we derive no revenue or through a taxable REIT subsidiary, subject to specified limitations. The amount of impermissible tenant service income we receive is deemed to be the greater of the amount actually received by us or 150% of our direct cost of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

         We inevitably will have some gross income from various sources, including the sources described herein, that fails to constitute qualifying income for purposes of one or both of the 75% or 95% gross income tests. Taking into account our actual and anticipated sources of non-qualifying income, however, we believe that our aggregate gross income from all sources has satisfied and will continue to satisfy the 75% and 95% gross income tests applicable to REITs for each of our taxable years as a REIT. Unless we determine that the resulting nonqualifying income under any of the following situations, taken together with all other nonqualifying income earned by us in the taxable year, will not jeopardize our status as a REIT, we will not:

         - charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

         - rent any property to a related party tenant, including a taxable REIT subsidiary;

         - derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

         - directly perform services considered to be noncustomary or rendered to the occupant of the property.

         We monitor the activities at our properties and believe that we have not provided services that will cause us to fail to meet the income tests. We intend to continue to monitor any services provided at, and the nonqualifying income arising from, each of our properties.

         "Interest" generally will be nonqualifying income for purposes of the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest based on a fixed percentage or percentages of receipts or sales may still qualify under the gross income tests. We do not expect to derive significant amounts of interest that will not qualify under the 75% and 95% gross income tests.

         Our share of any dividends received from our corporate subsidiaries (and from other corporations in which we own an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends to cause us to exceed the limit on nonqualifying income under the 75% gross income test.

         If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if: (1) our failure to meet the tests is due to reasonable cause and not due to willful neglect, (2) we attach a schedule of the sources of our income to our federal income tax return, and (3) any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limits on non-qualifying income, the Internal Revenue Service could conclude that the failure to satisfy the test was not due to reasonable cause. If we fail to satisfy the 75% or 95% gross income test and these relief provisions do not apply, we will fail to qualify as a REIT. Even if these relief provisions applied, we would be subject to a penalty tax based on the amount of our non-qualifying income.

         Asset Tests. At the close of each quarter of our taxable year, we must satisfy six tests relating to the nature of our assets.

         (1) At least 75% of the value of our total assets must be represented by "real estate assets," cash, cash items, and government securities. Our real estate assets include, for this purpose, our allocable share of real estate assets held by the partnerships in which we own an interest, and the non-corporate subsidiaries of these partnerships, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long-term debt.

         (2) Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class.

         (3) Except for investments in the 75% asset class, investments secured by real estate, securities in taxable REIT subsidiaries and shares of REITs, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets.

         (4) Except for investments in the 75% asset class, investments secured by real estate, securities in taxable REIT subsidiaries and shares of REITs, we may not own more than 10% of any one issuer's outstanding voting securities.

         (5) Except for investments secured by real estate, securities in taxable REIT subsidiaries and shares of REITs, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the "straight debt" exception discussed below.

         (6) Not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

         We believe that our share of the aggregate value of our securities not in the 75% asset class, do not exceed 25% of the total value of our assets. In addition, we believe that the combined value of our share of the securities of our taxable REIT subsidiaries, does not exceed 20% of the total value of our assets. We cannot ensure, however, that the Internal Revenue Service will not contend, or be unsuccessful if it did contend, that the aggregate value of such securities when taken together exceeds the 20% value limitation for taxable REIT subsidiaries.

         Securities, for purposes of the assets tests, may include debt that we hold. However, debt we hold in an issuer will not be taken into account for purposes of the 10% value test if the debt securities meet the "straight debt" safe harbor and either (1) the issuer is an individual, (2) the only securities of the issuer that we hold are straight debt or (3) if the issuer is a partnership, we hold at least a 20% profits interest in the partnership. Debt will meet the "straight debt" safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money (1) which is not convertible, directly or indirectly, into stock and (2) the interest rate or the interest payment dates of which are not contingent on the profits, the borrower's discretion or similar factors.

         With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary, or a taxable REIT subsidiary, and is not an equity interest in a partnership, we believe that our pro rata share of the value of the securities, including unsecured debt, of any such issuer does not exceed 5% of the total value of our assets, and that we comply with the 10% voting securities limitation and 10% value limitation (taking into account the "straight debt" exceptions with respect to certain issuers). With respect to our compliance with each of these asset tests, however, we cannot provide any assurance that the Internal Revenue Service might not disagree with our determinations.

         After initially meeting the asset tests after the close of any calendar quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later calendar quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from an increase in the value of our assets after the acquisition of securities or other property during a calendar quarter, the failure can be cured by a disposition of sufficient non-qualifying assets within 30 days after the close of that calendar quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any calendar quarter as may be required to cure any noncompliance with the asset tests. We cannot ensure, however, that these steps always will be successful. If we failed to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.

         Annual Distribution Requirements. To qualify as a REIT, we generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to:

         - the sum of (1) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (2) 90% of our net income after tax, if any, from foreclosure property, minus

         -        the sum of certain items of noncash income.

         Distributions must generally be made during the taxable year to which they relate. Dividends may be paid during the following year in two circumstances. First, dividends may be declared in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. Second, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

         We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

         We believe that we have made, and intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet these requirements. In that event, we may be required to arrange for short-term, or possibly long-term, borrowing to permit the payments of required dividends.

         Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

         Recordkeeping Requirements. We are required to comply with applicable recordkeeping requirements. Failure to comply could result in monetary fines.

         Failure to Qualify. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be required and, if made, will not be deductible by us. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We cannot state whether in all circumstances we would be entitled to this statutory relief.

TAX ASPECTS OF OUR INVESTMENT IN THE OPERATING PARTNERSHIP.

         General. Substantially all of our investments are held through the Operating Partnership. The Operating Partnership holds a significant portion of its real estate properties through subsidiary partnerships and limited liability companies. This structure may involve special tax considerations. These tax considerations include the following:

         - the allocations of income and expense items of the Operating Partnership and those subsidiary partnerships and limited liability companies, which could affect the computation of our taxable income;

         - the status of the Operating Partnership and each applicable subsidiary partnership and limited liability company as a partnership (as opposed to an association taxable as a corporation) for income tax purposes; and

         - the taking of actions by the Operating Partnership or any of the subsidiary partnerships or limited liability companies that could adversely affect our qualification as a REIT.

         The entire discussion of our tax treatment and the federal income tax consequences of the ownership of our common stock is based on the assumption that the Operating Partnership and all of its subsidiaries (other than our taxable REIT subsidiaries and their subsidiaries) are classified as partnerships or disregarded as separate entities for federal income tax purposes. Pursuant to regulations under Section 7701 of the Internal Revenue Code, a partnership will be treated as a partnership for federal income tax purposes unless it elects to be treated as a corporation or would be treated as a corporation because it is a "publicly traded partnership." Neither the Operating Partnership nor any of its non-corporate subsidiaries that is not a taxable REIT subsidiary has elected or will elect to be treated as a corporation. Therefore, subject to the disclosure below, we believe that the Operating Partnership and each such subsidiary will be treated as a partnership for federal income tax purposes (or, if such an entity has only one partner or member, disregarded entirely for federal income tax purposes).

         Pursuant to Section 7704 of the Internal Revenue Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation for federal income tax purposes if it is a "publicly traded partnership," and it does not derive at least 90% of its income from certain specified sources of "qualifying income" within the meaning of that section. A "publicly traded partnership" is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a "secondary market or the substantial equivalent thereof." Interests in the Operating Partnership will not be traded on an established securities market. There is a significant risk, however, that the interests in the Operating Partnership could be considered readily tradable on the substantial equivalent of a secondary market. In that event, the Operating Partnership could be treated as a "publicly traded partnership," but even then it would only be taxable as a corporation if less than 90% of its gross income were to constitute "qualifying income." Treasury Regulations under Section 7704 of the Internal Revenue Code sets forth certain "safe harbors" under which interests will not be treated as "readily tradable on a secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 (the "Safe Harbors"). For purposes of determining whether the "qualifying income" exception is satisfied, the income requirements generally applicable to REITs and the definition of "qualifying income" under Section 7704 of the Internal Revenue Code are similar in most key respects. There is one significant difference, however. For a REIT, rent from a tenant does not qualify as "rents from real property" if the REIT and/or one or more actual or constructive owners of 10% or more of the REIT actually or constructively own 10% or more of the tenant (subject to an exception for rents from a tenant that is a taxable REIT subsidiary). Under Section 7704 of the Internal Revenue Code, rent from a tenant is not qualifying income if a partnership and/or one or more actual or constructive owners of 5% or more of the partnership actually or constructively own 10% or more of the tenant. We believe that even if the Operating Partnership were treated as a publicly traded partnership, the Operating Partnership would meet the qualifying income exception and therefore maintain its classification as a partnership for federal income tax purposes.

         If the Operating Partnership were taxable as a corporation, most, if not all, of the tax consequences described herein would be inapplicable. In particular, we would not qualify as a REIT because the value of our ownership interest in the Operating Partnership would exceed 5% of our assets, and we would be considered to hold more than 10% of the voting securities (and 10% of the value of the outstanding securities) of another corporation. In this event, the value of our common stock could be adversely affected.

         Ownership of Partnership Interests by a REIT. A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs. Thus, our proportionate share of the assets and items of income of the Operating Partnership and of each subsidiary partnership and limited liability company of the Operating Partnership that is treated as a partnership for federal income tax purposes is treated as our assets and items of income for purposes of applying the asset and income tests. We have control over the Operating Partnership and substantially all of the subsidiaries of the Operating Partnership that are treated as partnerships for federal income tax purposes and intend to operate them in a manner that is consistent with the requirements for our qualification as a REIT.

         Tax Allocations with Respect to Our Properties. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution. This difference is referred to as a "book-tax difference."

         The Operating Partnership's partnership agreement requires that all allocations of partnership income, gain, loss and deduction be made in a manner consistent with Section 704(c) of the Internal Revenue Code and the applicable regulations. Therefore, these allocations will tend to eliminate the book-tax differences with respect to the contributed properties over the life of the Operating Partnership. However, the allocation rules of Section 704(c) of the Internal Revenue Code may not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Consequently, the carryover basis of contributed properties held by the Operating Partnership could cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if no property had a book-tax difference. Similarly, the carryover basis of contributed properties held by the Operating Partnership could cause us to be allocated taxable gain in the event of a sale of contributed properties in excess of the economic or book income allocated to us as a result of such sale. Because our expenses will be increased as a result of this allocation, a higher portion of our dividends will be taxable as ordinary income.

PENALTY TAX ON PROHIBITED TRANSACTIONS

         Our share of any gain realized from the sale of any property held as inventory or otherwise primarily for sale to customers in the ordinary course of our trade or business generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership, through its subsidiary partnerships and limited liability companies, intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and leasing its properties and to make such occasional sales of the properties as are consistent with our investment objectives. Based upon such investment objectives, we believe that, in general, the properties should not be considered inventory or other property held primarily for sale to customers in the ordinary course of a trade or business and that the amount of income from prohibited transactions, if any, will not be material. Nevertheless, the Internal Revenue Service could contend otherwise.

OTHER TAX CONSEQUENCES FOR US AND OUR STOCKHOLDERS

        We and our stockholders are subject to state or local taxation in various state or local jurisdictions, including those in which the Operating Partnership or our stockholders transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed herein. Consequently, our prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in us. To the extent that we own assets or conduct operations in foreign jurisdictions, we may also be subject to some foreign taxes.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

        As used in the remainder of this discussion, the term "U.S. stockholder" means a beneficial owner of common stock that is for United States federal income tax purposes:

         - a citizen or resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

         - a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia;

         - an estate the income of which is subject to United States federal income taxation regardless of its source; or

         - in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

         Generally, in the case of a partnership that holds our common stock, any partner that would be a U.S. stockholder if it held the common stock directly is also a U.S. stockholder. A "non-U.S. stockholder" is a holder, including any partner in a partnership that holds common stock, that is not a U.S. stockholder.

        Distributions. As long as we qualify as a REIT, distributions made to our taxable U.S. stockholders out of current or accumulated earnings and profits, which are not designated as capital gain dividends, will be taken into account by them as ordinary income. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions.

        Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that the distributions do not exceed the adjusted basis of the stockholder's common stock. Rather, such distributions will reduce the adjusted basis of such common stock. To the extent that distributions exceed the adjusted basis of a U.S. stockholder's common stock, they will be taxable as capital gains, assuming the common stock is a capital asset in the hands of the U.S. stockholder. If we declare a dividend in October, November or December of any year with a record date in one of those months and pay such dividend on or before January 31 of the following year, we will be treated as having paid the dividend and our stockholders will be treated as having received the dividend on December 31 of the year in which the dividend was declared.

        We may elect to designate distributions of our net capital gain as "capital gain dividends." Capital gain dividends are taxed to U.S. stockholders as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their stock. If we designate any portion of a dividend as a capital gain dividend, a U.S. stockholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the stockholder as capital gain. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

        Instead of paying capital gain dividends, we may elect to require stockholders to include our undistributed net capital gains in their income. If we make such an election, U.S. stockholders (1) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (2) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. A U.S. stockholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our earnings and profits will be adjusted appropriately.

        We may classify portions of our designated capital gain dividend in the following categories:

         - a 20% gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 20%; or

         - an unrecaptured Section 1250 gain distribution, which would be taxable to taxable non-corporate U.S. stockholders at a maximum rate of 25%.

        We must determine the maximum amounts that we may designate as 20% and 25% capital gain dividends by performing the computation required by the Internal Revenue Code, as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by the REIT will be effective only to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

        Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of common stock will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any "passive losses" against this income or gain. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder may elect to treat capital gain dividends and capital gains from the disposition of common shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. We will notify stockholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses would be carried over by us for potential offset against future income, subject to applicable limitations.

        Sale of Common Stock. Upon any taxable sale or other disposition of common stock, a U.S. stockholder will recognize gain or loss for federal income tax purposes on the disposition of common stock in an amount equal to the difference between:

         - the amount of cash and the fair market value of any property received on such disposition; and

         - the U.S. stockholder's adjusted basis in such common stock for tax purposes.

        Gain or loss will be capital gain or loss if the common stock has been held by the U.S. stockholder as a capital asset. The applicable tax rate will depend on the stockholder's holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the stockholder's tax bracket. A U.S. stockholder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate of 20%. U.S. stockholders that acquire, or are deemed to acquire, common stock after December 31, 2000, and who hold the common stock for more than five years, and certain low income taxpayers may be eligible for a lower long-term capital gains rate. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate stockholders) to a portion of capital gain realized by a noncorporate stockholder on the sale of REIT shares that would correspond to the REIT's "unrecaptured Section 1250 gain." Stockholders are advised to consult with their own tax advisors with respect to their capital gain tax liability.

        In general, any loss upon a sale or exchange of securities by a U.S. stockholder who has held such securities for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. stockholder that are required to be treated by such U.S. stockholder as long-term capital gains.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

        Provided that a tax-exempt stockholder has not held its common stock as "debt financed property" within the meaning of the Internal Revenue Code, the dividend income from us will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt stockholder. Similarly, income from the sale of common stock will not constitute UBTI unless the tax-exempt stockholder has held its stock as debt financed property within the meaning of the Internal Revenue Code or has used the common shares in a trade or business. However, for a tax-exempt stockholder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal income taxation under Internal Revenue Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, or a single parent title-holding corporation exempt under Section 501(c)(2), the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax exempt stockholders should consult their own tax advisors concerning these "set aside" and reserve requirements.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" are treated as UBTI as to any trust which is described in
Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "pension trusts."

        A REIT is a "pension held REIT" if it meets the following two tests:

        (1)    it would not have qualified as a REIT but for the provisions of
               Section 856(h)(3) of the Internal Revenue Code, which provides that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

        (2) either (a) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT's shares, collectively owns more than 50% of the value of the REIT's shares.

        The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. Where this percentage is less than 5% for any year, no portion of any REIT dividend for such year will be UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held requirement" without relying on the "look through" exception with respect to pension trusts. Based on the current estimated ownership of our common and preferred stock, and as a result of certain limitations on transfer and ownership of common and preferred stock contained in our charter, we do not believe that we are and do not expect to be classified as a "pension held REIT."

TAXATION OF NON-U.S. STOCKHOLDERS.

        Distributions. Distributions by us to a non-U.S. stockholder that are neither attributable to gain from sales or exchanges by us of "U.S. real property interests" nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. stockholders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. stockholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. We expect to withhold U.S. income tax at the rate of 30% on any dividend distributions not designated as (or deemed to be) capital gain dividends made to a non-U.S. stockholder unless:

         - a lower treaty rate applies and the non-U.S. stockholder files an Internal Revenue Service Form W-8BEN, evidencing eligibility for that reduced rate with us; or

         - the non-U.S. stockholder files an Internal Revenue Service Form W-8ECI with us, claiming that the distribution is effectively connected income.

        Distributions in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. stockholder in its common stock will reduce the non-U.S. stockholder's adjusted basis in its common stock and will not be subject to U.S. federal income tax. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. stockholder in its common stock will be treated as gain from the sale of its common stock, the tax treatment of which is described below. See "Taxation of Non-U.S. Stockholders -- Sale of Common Stock".

        We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies or the non-U.S. stockholder is not liable for tax on the receipt of that distribution. However, a non-U.S. stockholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. stockholder's U.S. tax liability with respect to the distribution is less than the amount withheld.

        Distributions to a non-U.S. stockholder that are designated by us at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

         - the investment in the common stock is effectively connected with the non-U.S. stockholder's trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain, except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above, or

         - the non-U.S. stockholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

        We will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to foreign stockholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. stockholder's United States federal income tax liability.

        Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the common stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent that their proportionate share of this tax paid by us were to exceed their actual United States federal income tax liability.

         Under the Foreign Investment in Real Property Tax Act, which is referred to as "FIRPTA," distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. stockholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. stockholders will be taxed on this gain at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation.

         Sale of Common Stock. Gain recognized by a non-U.S. stockholder upon the sale or exchange of our common stock generally would not be subject to United States taxation unless:

         - the investment in our common stock is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as domestic stockholders with respect to any gain;

         - the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's net capital gains for the taxable year; or

         - our common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

        Our common stock will not constitute a United States real property interest if we are a domestically-controlled REIT. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. stockholders.

        We believe that, currently, we are a domestically-controlled REIT and, therefore, that the sale of our common stock would not be subject to taxation under FIRPTA. Because our common stock is publicly traded, however, we cannot guarantee that we are or will continue to be a domestically-controlled REIT.

        Even if we do not qualify as a domestically-controlled REIT at the time a non-U.S. stockholder sells our common stock, gain arising from the sale still would not be subject to FIRPTA tax if:

         - the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

         - the selling non-U.S. stockholder owned, actually or constructively, 5% or less in value of the outstanding class or series of stock being sold throughout the five-year period ending on the date of the sale or exchange.

        If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

         U.S. Stockholders. In general, information-reporting requirements will apply to payments of dividends on common stock and payments of the proceeds of the sale of common stock to some stockholders, unless an exception applies.

        The payor will be required to withhold tax on such payments at the rate of 30% (scheduled to be reduced incrementally to 28% by 2006) if (1) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding or (2) the Internal Revenue Service notifies the payor that the TIN furnished by the payee is incorrect.

        In addition, a payor of the dividends on the common stock will be required to withhold tax at a rate of 30% (scheduled to be reduced incrementally to 28% by 2006) if (1) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code or (2) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

        Some stockholders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder's United States federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

         Non-U.S. Stockholders. Generally, information reporting will apply to payments of dividends on common stock, and backup withholding described above for a U.S. stockholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

         The payment of the proceeds from the disposition of common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding as described above for U.S. stockholders, unless the non-U.S. stockholder satisfies the requirements necessary to be an exempt non-U.S. stockholder or otherwise qualifies for an exemption. The proceeds of a disposition by a non-U.S. stockholder of common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if the partners who hold more than 50% of the interest in the partnership are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the U.S., then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker.

        Applicable Treasury regulations provide presumptions regarding the status of stockholders when payments to the stockholders cannot be reliably associated with appropriate documentation provided to the payer. Under these Treasury regulations, some stockholders are required to provide new certifications with respect to payments made after December 31, 2000. Because the application of these Treasury regulations varies depending on the stockholder's particular circumstances, you are advised to consult your tax advisor regarding the information-reporting requirements applicable to you.

                                  LEGAL MATTERS

        Clifford Chance Rogers & Wells LLP, New York, New York will pass upon the legality of the shares of common stock registered hereby.

                                     EXPERTS

        The consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

        We have filed a Registration Statement on Form S-3 with the Securities and Exchange Commission relating to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

        For further information with respect to Chateau Communities, Inc. and the Operating Partnership and the securities offered by this Prospectus, we refer you to the Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Central Regional Office, 1801 California Street, Suite 4800, Denver, Colorado 80202-2648. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Registration Statement is also available through the Commission's web site at the following address: http://www.sec.gov.

                      INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Commission allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus and information we file later with the Commission automatically updates and supersedes this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act 1934, as amended, until the sale of all of the securities that are part of this offering. The documents we are incorporating by reference are as follows:

         - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

         - Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002.

         - The description of our common stock contained in our Registration Statement on Form 8-A, filed pursuant to the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered.

        Registration Fee.....................................................  $ 10,396

        Printing or Copying Expenses.........................................     5,000

        Legal Fees and Expenses..............................................    20,000

        Accounting Fees and Expenses.........................................     5,000

        Miscellaneous........................................................    15,000

        Total................................................................  $ 55,396


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Our Articles of Amendment and Restatement limit the liability of our directors and officers to us and our stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except to the extent that (i) it is proved that the director or officer actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit our ability or the ability of our stockholders to obtain other relief, such as an injunction or rescission.

        Our Articles of Amendment and Restatement and By-Laws require (or permit, as the case may be) us to indemnify our directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The Maryland General Corporation Law permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (x) was committed in bad faith or (y) was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

ITEM 16.  EXHIBITS

   Exhibit No.     Description
   -----------     -----------
       4.1         Form of Common Stock Certificates(a)

       5.1+        Opinion of Clifford Chance Rogers & Wells LLP

       8.1         Opinion of Clifford Chance Rogers & Wells LLP regarding tax matters

      10.1         Amended and Restated Agreement of Limited Partnership of the Operating
                   Partnership(b)

      10.2         Amendment to Amended and Restated Agreement of Limited Partnership of the
                   Operating Partnership(c)

      23.1+        Consent of Clifford Chance Rogers & Wells LLP (included as part of Exhibit
                   5.1)

      23.2         Consent of PricewaterhouseCoopers LLP

      24.1++       Power of Attorney



(a) Incorporated by reference to the Exhibits filed with our Registration Statement on Form S-11 filed with the Commission on November 10, 1993 (Commission File No. 333-69150)

(b) Incorporated by reference to the Exhibits filed with our Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on March 23, 1998 (Commission File No. 1-12496)

(c) Incorporated by reference to the Exhibits filed with the Operating Partnership's Current Report on Form 8-K, filed with the Commission on May 1, 1998 (Commission File No. 33-69150)

 + Previously filed with Amendment No. 1 of our Registration Statement on Form S-3, filed with the Commission on May 22, 2002 (Commission File No. 333-86088)

++ Previously filed with our Registration Statement on Form S-3, filed with the Commission on April 12, 2002 (Commission File No. 333-86088)

ITEM 17.  UNDERTAKINGS

        (a)    The undersigned Registrant hereby undertakes:

               (1)To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;


provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (d)    The registrant hereby further undertakes that:

               (1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

               (2)For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for a filing on Form S-3 and has duly caused this Pre-effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood Village, State of Colorado, on the 10th day of June, 2002.

                                            CHATEAU COMMUNITIES, INC.

                                            By:  /s/ Tamara D. Fischer
                                                --------------------------------
                                                 Tamara D. Fischer
                                                 Chief Financial Officer



Signature                    Title                                 Date
             *               Chairman of the Board of Directors    June 10, 2002
----------------------
John A. Boll

             *               Director and Chief Executive Officer  June 10, 2002
----------------------       (Principal Executive Officer)
Gary P. McDaniel

             *               Director and President                June 10, 2002
----------------------
C.G. Kellogg

/s/ Tamara D. Fischer        Chief Financial Officer               June 10, 2002
----------------------       Accounting Officer)(Principal
Tamara D. Fischer            Financial and

             *               Director                              June 10, 2002
----------------------
Edward R. Allen

                             Director
----------------------
James L. Clayton

                             Director
----------------------
Steven G. Davis

             *               Director                              June 10, 2002
----------------------
James M. Hankins

             *               Director                              June 10, 2002
----------------------
James M. Lane

             *               Director                              June 10, 2002
----------------------
Gebran S. Anton, Jr.

             *               Director                              June 10, 2002
----------------------
Rhonda Hogan

*By: /s/ Tamara D. Fischer
     ------------------------
     Tamara D. Fischer
     Attorney-In-Fact

                                  EXHIBIT INDEX


   Exhibit No.     Description
   -----------     -----------
       4.1         Form of Common Stock Certificates(a)

       5.1+        Opinion of Clifford Chance Rogers & Wells LLP

       8.1         Opinion of Clifford Chance Rogers & Wells LLP regarding tax matters

      10.1         Amended and Restated Agreement of Limited Partnership of the Operating
                   Partnership(b)

      10.2         Amendment to Amended and Restated Agreement of Limited Partnership of the
                   Operating Partnership(c)

      23.1+        Consent of Clifford Chance Rogers & Wells LLP (included as part of Exhibit
                   5.1)

      23.2         Consent of PricewaterhouseCoopers LLP

     24.1++        Power of Attorney

(a) Incorporated by reference to the Exhibits filed with our Registration Statement on Form S-11 filed with the Commission on November 10, 1993 (Commission File No. 333-69150)

(b) Incorporated by reference to the Exhibits filed with our Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on March 23, 1998 (Commission File No. 1-12496)

(c) Incorporated by reference to the Exhibits filed with the Operating Partnership's Current Report on Form 8-K, filed with the Commission on May 1, 1998 (Commission File No. 33-69150)

+ Previously filed with Amendment No. 1 of our Registration Statement on Form S-3, filed with the Commission on May 22, 2002 (Commission File No. 333-86088)

++ Previously filed with our Registration Statement on Form S-3, filed with the Commission on April 12, 2002 (Commission File No. 333-86088)